REVOLVING CREDIT AGREEMENT

This Revolving Credit Agreement ("Agreement") is made on December 30, 2021 ("Effective Date") by and between Backbone Hosting Solutions Inc., ("Borrower"), a corporation organized and existing under the laws of Canada, with its principal place of business at 9160 Boulevard Leduc, Suite 312, Brossard, Quebec J4Y 0E6, Canada, and Galaxy Digital LLC ("Galaxy" or "Lender") a limited liability company organized and existing under the laws of the state of Delaware, with its principal place of business at 101 Hudson Street FL 21, Jersey City, NJ 07302.

RECITALS

WHEREAS, the Borrower has requested that the Lender make loans of certain Digital Currency and Dollars to the Borrower; and

WHEREAS, the Lender is prepared to make such loans on a revolving basis and subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which hereby acknowledged, the Borrower and the Lender hereby agree as follows:

I. Definitions

"***Affiliate***" means, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

"***Airdrop***" means a distribution of a new token or tokens resulting from the ownership of a separate token. For the purposes of this Agreement, an "***Applicable Airdrop***" is an Airdrop for which the distribution of new tokens can be definitively calculated according to its distribution method, such as a pro rata distribution based on the amount of the relevant Digital Currency held at a specified time. A "***Non-Applicable Airdrop***" is an Airdrop for which the distribution of new tokens cannot be definitively calculated, such as a random distribution.

"***Applicable Law***" means (regardless of jurisdiction) any applicable (i) federal, national, state and local laws, ordinances, regulations, orders, statutory instrument, rules, treaties, codes of practice, guidance notes, policy statements, customary laws, decrees, injunctions, or judgments and any (ii) ruling, declaration, regulation, requirement, request or interpretation issued by any (or any quasi-) regulatory, judicial, administrative or governmental body or person;

"***Authorized Agent for Borrower***" means any agent or agents authorized by Borrower to deliver

Lending Requests in accordance with the terms of the Agreement, as identified in **Exhibit A**.

"***Borrow Fee***" means the fee paid by Borrower to the Lender for the Loan.

"***Borrowed Amount***" means the amount of any Borrowed Asset borrowed pursuant to this Agreement, as agreed upon by Borrower and Lender.

"***Borrowed Asset***" means the Digital Currency or Dollars to be borrowed pursuant to this Agreement, as agreed upon by Borrower and Lender.

Redaction: Confidential information related to definition of Business Day.

"***Business Day***" means [redacted].

"***Callable Option***" means the Borrower and Lender each have the option to redeliver or recall an Open Deal Loan (as defined below) at any time during the term of the deal.

"***Cash Collateral***" means Dollars that have been deposited as Collateral.

"***Collateral***" means an amount of Digital Currency and/or Dollars to the Borrower, up to the Maximum Limit for such Digital Currency and/or Dollars.

"***Facility Size***" means a line of credit that Lender may agree to issue, subject to the terms and conditions hereof, to extend Loans to the Borrower, up to the Maximum Limit specified in Exhibit C hereto.

"***Unused Fee***" means the fee charged to the Borrower for the Unused Facility Balance.

"***Confidential Information***" means proprietary, confidential or private information, data or material (in whatever form maintained, whether documentary, computerized, electronic, oral or otherwise) disclosed by Borrower to Lender under or in connection with this Agreement, including, without limitation, (a) if in tangible form, such information, data or material marked as proprietary, confidential or private, (b) if oral, such information, data or material identified as proprietary, confidential, or private; or (c) in all cases, such information, data or material in any form, which upon receipt by Lender should reasonably be understood to be proprietary, confidential or private. Confidential Information includes, without limitation, any written statement of Borrower's Net Asset Value provided to Lender, Borrower's wallet addresses, and any Lending Request or Loan Term Sheet.

Redaction: Confidential information related to choice of blockchain protocol.

"***Confirmation Protocol***" means the requirement that the Transfer of a Digital Currency, may not be deemed settled and completed until (i) the transaction has been recorded in a block and a certain number of subsequent blocks have been added to the applicable blockchain [redacted]; or (ii) the transaction has met a different protocol for a specific Digital Currency, which may be agreed

upon by the parties and added hereto as an additional exhibit to this Agreement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Transfer of a Digital Currency will only be deemed settled and completed if the relevant transaction(s) is included in the current longest chain of the applicable blockchain.

Redaction: Confidential information related to specified digital currencies.

"***Digital Currency***" means [redacted] and any additional digital currency that the Borrower and Lender agree upon in writing.

"***Digital Currency Address***" means an identifier of alphanumeric characters that represents a possible destination for a Transfer of Digital Currency.

"***Dollars***" and "***$***" mean lawful money of the United States of America.

"Fees" mean the Borrow Fee and the Late Fee.

"***Fork***" means a permanent divergence in the relevant Digital Currency block chain, that commonly occurs when non-upgraded nodes are unable to validate blocks created by upgraded nodes that follow newer consensus rules.

"***Governmental Authority***" means the government of any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Hard Fork" means a software update implemented by a blockchain or cryptocurrency's network nodes that is incompatible with the existing blockchain protocol, causing a permanent split into two separate networks that run in parallel.

"***Late Fee***" means an additional fee charged to Borrower due to a failure by Borrower to return any Borrowed Asset following a Maturity Date or Recall Delivery Date.

"Lending Request" means a request to Lender from Borrower for a Borrowed Asset, pursuant to the terms of this Agreement and the relevant Loan Term Sheet, attached as **Exhibit B** hereto.

"Lien" means any security interests, liens, mortgages, hypothecations, pledges, claims (pending or threatened), rights of first refusal, charges, escrows, encumbrances or similar rights.

"***Liquidity Exchanges***" means the top three (3) exchanges reporting prices for a borrowed Digital Currency, determined in a commercially reasonable manner, at Lender's sole discretion.

"***Loan***" means a request for a loan or an actual loan of a Borrowed Asset, made pursuant to and subject to this Agreement.

"*Loan Documents*" shall mean this Agreement, all Lending Requests and all exhibits and schedules hereto.

"***Loan Effective Date***" means the date upon which a Loan begins.

"***Loan Term Sheet***" means the Loan Term Sheet form attached hereto as **Exhibit B**, which form shall be utilized to memorialize the specific and final terms of any Loan pursuant to this Agreement and which shall be executed by the Lender and the Borrower. In the event of any conflict of terms between this Agreement and the terms applicable within a Loan Term Sheet, the terms in the relevant Loan Term Sheet shall govern.

"***Margin Call Notice***" means a notice sent by Lender to Borrower pursuant to the Margin Call section in this Agreement.

"***Margin Refund Notice***" means a notice sent by Borrower to Lender pursuant to the Margin Refund section in this Agreement.

"***Market Disruption Event***" means any event, circumstance, occurrence or condition that is beyond Borrower's control that restricts Borrower from delivering the Recall Amount in the normal course by exercising commercially reasonable efforts, including, for example, 51% attacks in which any Liquidity Exchange limits transfers, mining of empty blocks, no blocks are produced at all, or where a Liquidity Exchange is censored by miners.

"***Maturity Date***" means the date upon which a Loan is terminated.

"***Maximum Limit***" means the maximum amount of a Digital Currency and/or Dollars that Borrower may borrow under this Agreement at any one time as reflected in the Outstanding Balance, as set forth in Exhibit C.

"Net Asset Value" means an entity's net market value per share/unit, calculated by dividing the total value of all assets of such entity, minus any liabilities, by the number of outstanding shares/units.

"***Open Deal***" means a Loan without a Maturity Date where Borrower may redeliver the Digital Currency and/or Dollars, and Lender may recall the Borrowed Asset, at any time, subject to this Agreement.

"***Outstanding Balance***" means the amount of Borrowed Assets borrowed pursuant to this

Agreement and not repaid.

"Recall Amount" shall mean the portion of a Borrowed Asset subject to recall pursuant to a Callable Option, as further described in the Callable Option section of this Agreement.

Redaction: Confidential information related to calculation of Recall Delivery Day.

"***Recall Delivery Day***" shall mean the [redacted] from the Recall Request Day (as such term is defined below) unless otherwise agreed to and defined in the relevant Loan Term Sheet.

"***Recall Request Day***" shall be as defined in the Callable Option Section of this Agreement.

"***Resulting Currency***" means a Digital Currency issued as a result of a Hard Fork.

"***Taxes***" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to Tax or penalties applicable thereto.

"***Term"*** shall have the meaning set forth in the "Term and Termination" section of this Agreement.

"Term Deal" means a Loan with a pre-determined Maturity Date, where only Borrower can return the Borrowed Asset prior to maturity.

"***Transfer***" shall mean, as applicable, the delivery of the Borrowed Asset, as applicable, by Lender or Borrower hereunder.

"***Unused Facility Balance***" means the unused portion of the Facility Size which is calculated as the sum of the Facility Size less the Outstanding Balance.

II. General Operation.

(a) Loans of Digital Currency and/or Dollars

Subject to the terms and conditions hereof, Borrower may, in its sole and absolute discretion, request that the Lender extend a Loan to Borrower for a Borrowed Asset (as defined above, a specified amount of Digital Currency and/or Dollars, up to the respective Maximum Limit), and Lender may, in its discretion (but subject to the terms of clause (b) below), extend such Loan or decline to extend such Loan.

(b) Loan Procedure

From time to time during the Term of this Agreement, on a Business Day (the "Request Day") an

Authorized Agent of Borrower may by email, directed to the Lender email address identified for such requests in **Exhibit A**, make a Lending Request, executed by the Borrower, for a Borrowed Asset using the Loan Term Sheet in substantially the form attached as **Exhibit B** hereto (reflecting such other terms as may be agreed upon by the Borrower and the Lender). Lender shall by email, directed to an Authorized Agent identified in **Exhibit A**, inform Borrower whether and on what terms the Lender agrees to make such a Loan [redacted]; provided, that if the terms set forth in such Lending Request are substantially similar to the terms of a prior Loan made by the Lender to the Borrower, then Lender shall, at its election, subject to the then-available Facility Size, either accept such Lending Request or negotiate in good faith with the Borrower to arrive at mutually agreeable terms for the making of the requested Loan [redacted]. The Borrower's Lending Request is deemed withdrawn if (a) the Borrower does not receive an email informing it of Lender's agreement and terms within such period or (b) the Borrower does not indicate its acceptance of the Lender's terms for such a Loan by executing a final Loan Term Sheet for such Loan within [redacted] following the Borrower's receipt of an email informing it of the Lender's agreement and terms.

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As part of its Lending Request, Borrower shall provide the following information:

(i) The type of Borrowed Asset requested;
(ii) the amount of Borrowed Asset requested;
(iii) whether the Loan is a Term Deal or an Open Deal;
(iv) the Loan Effective Date;
(v) the Maturity Date (if a Term Deal); and
(vi) the other information on the Loan Term Sheet.

If Lender agrees to make a Loan, Lender shall commence transmission to either (x) the Borrower's Digital Currency Address the amount of Digital Currency, or (y) Borrower's bank account by bank wire the amount of US Dollars, as applicable, as such Digital Currency Address or bank wire instruction is set forth in the Lending Request, on the date of the Lending Request, or such other time and day as may be agreed between the Lender and the Borrower from time to time.

The specific and final terms of a Loan as mutually agreed by the Lender and the Borrower shall be memorialized using the Loan Term Sheet. In the event of a conflict of terms between this Agreement and a Loan Term Sheet, the terms in the Loan Term Sheet shall govern.

(c) Callable Option

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With respect to any Open Deal Loan, Lender [redacted] (the "Recall Request Day") exercise the Callable Option and recall all or any portion of a Borrowed Asset loaned to Borrower (the "Recall Amount"). Borrower will

then have until [redacted] "Recall Delivery Day", to deliver the Recall Amount. In the event a Market Disruption Event is in effect on any Recall Delivery Day for a Borrowed Asset consisting of Digital Currency, the Recall Delivery Day will be extended [redacted] the Market Disruption Event (the "Market Disruption Spot Rate").

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Borrower may [redacted] (the "Redelivery Day") exercise the Callable Option and deliver all or any portion of any Borrowed Asset loaned to Borrower.

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(d) Changes to Facility Size

The Lender may reduce the Facility Size with respect to Digital Currency or Dollars by [redacted]. Such notice shall specify the Digital Currency, if any, to which the decrease shall apply, the amount of the decrease in the Facility Size and the effective date of such decrease (the "Reduction Effective Date"). If the Borrower shall have Borrowed in excess of the revised Facility Size with respect to any Digital Currency and/or Dollars, then Borrower [redacted] to redeliver the difference between the Outstanding Balance and the revised Facility Size. For the avoidance of doubt, the revised Facility Size can never be reduced to a total amount that is less than any outstanding Term Loans. Once reduced, a Facility Size with respect to a Digital Currency cannot be increased without the approval of the Lender.

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(e) Termination of Loan

Loans will terminate:

(i) If a Term Deal, upon redelivery by Borrower of the Borrowed Asset at the Maturity Date or sooner;

(ii) If a Term Deal prior to the Maturity Date, upon redelivery by Borrower of the Borrowed Asset: (1) with the written approval of Lender, in its sole discretion; and (2) subject to the Early Termination Fees section, if applicable;

(iii) If an Open Deal, upon redelivery by Borrower of the Borrowed Asset once the Borrower or Lender exercises the Callable Option; or

(iv) At the end of the Term as set forth in this Agreement.

(f) Redelivery of Borrowed Digital Asset

Redaction: Confidential information related to timing of redelivery.

Upon termination of a Loan according to this Agreement, the Borrower shall commence redelivery of the Borrowed Asset [redacted] (i.e., the Maturity Date, the Recall Delivery Day, or the Redelivery Day). In the event a Market Disruption Event is in effect on such Business Date, [redacted] Borrower shall repay on the Maturity Date an amount in Dollars equal to the Market Disruption Spot Rate.

(g) Redelivery of Digital Currency in an Illiquid Market

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Redaction: Confidential information related to calculation and timing of repayment amount.

If the market in the borrowed Digital Currency becomes Illiquid (as defined below), Borrower may repay the Loan in Dollars at the Illiquid Market Spot Rate (as defined below). The market in the borrowed Digital Currency is "Illiquid" if the [redacted]. If the market is Illiquid, Borrower shall repay on the Maturity Date or on the Recall Delivery Date an amount in Dollars equal to the average price on the Liquidity Exchanges [redacted] of the borrowed Digital Currency during [redacted] the determination of an Illiquid market in the borrowed Digital Currency (the "Illiquid Market Spot Rate"). Notwithstanding the forgoing or anything in this Agreement to the contrary, Borrower may always satisfy its repayment or delivery obligations pertaining to Digital Currency in this Agreement by repaying or delivering the applicable amount of borrowed Digital Currency.

(h) Acts by Governmental Authorities and Changes in Applicable Laws.

If because of enforcement actions by Governmental Authorities of competent jurisdiction or changes in Applicable Laws ("Government Restrictions"), a party's ability to transfer or own a Digital Currency that has been the subject of a Loan or Loans is eliminated, materially impaired or declared illegal:

(1) if possible under the Government Restrictions and where a Market Disruption Event is not in effect, including, without limitation, during any notice or grace period, Borrower shall repay to the Lender any outstanding balance of such Digital Currency and any accrued but unpaid Fees, such repayment to be made in the relevant Digital Currency;

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(2) if return is not possible under the Government Restrictions, Borrower shall repay Lender an amount in Dollars [redacted]

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[redacted]

III. Borrow Fees and Transaction Fees.

(a) Borrow and Unused Fees Calculation

When a Loan is executed, the Borrower will be responsible for payment of the Borrow Fee and the Unused Fee as agreed to in the relevant Loan Term Sheet, and the Borrow and Unused Fees shall be annualized but calculated daily on the basis of a 360-day year for the actual number of days elapsed, and is subject to change if agreed to by Borrower and Lender. The Borrow and Unused Fees when the Borrowed Asset is Digital Currency shall be payable, unless otherwise agreed by the Borrower and Lender, in the applicable Digital Currency. When the Borrowed Asset is Dollars, the Borrow Fee shall be paid in Dollars.

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Lender shall calculate any Borrow Fees owed [redacted], and shall provide Borrower with the calculation upon request.

(b) Late Fee

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For each Calendar Day in excess of the Maturity Date or the Recall Delivery Day (whichever is applicable) in which Borrower has not returned the Borrowed Asset, Borrower shall incur an additional fee (the "Late Fee") of [redacted]. The Late Fee shall be payable, unless otherwise agreed by the Borrower and Lender, in the applicable Digital Currency or in Dollars if the Loan was in Dollars. No Late Fee will be charged during any Market Disruption Event.

Redaction: Confidential information related to early termination fees.

[redacted]

[redacted]

(d) Payment of Borrow Fees, Unused Fees and Late Fees

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An invoice for Borrow Fees, Unused Fees, and any Late Fees (the "Invoice Amount") shall be delivered by Lender to Borrower [redacted]. Such invoice shall include any Borrow Fees incurred from the previous month. Borrower shall have up to [redacted] to submit payment for the invoice (the "Invoice Due Date"). Fees unpaid by the Invoice Due Date shall also become subject to a Late Fee, commencing the day after the Invoice

Due Date.

(e) Application of Payments

Borrower shall, at the time of making each payment under this Agreement, specify to the Lender the Loan to which such payment is to be applied. In the event that the Borrower fails to so specify, or if an Event of Default has occurred and is continuing, the Lender may apply the payment in respect of such Loans of the Borrower as it may determine to be appropriate in its sole discretion.

(f) Application of Insufficient Payments

If at any time insufficient amounts are received by the Lender to pay fully all amounts of principal, Fees, and other amounts then due and payable hereunder, such Digital Currency and/or Dollars payment received shall be applied (i) first, to pay Fees then due and payable hereunder, (ii) then, to pay principal then due and payable hereunder, and (iii) then, to pay other amounts then due and payable under this Agreement. In no event shall payments by Borrower in one Digital Currency and/or Dollars be applied by Lender to pay off obligations outstanding with respect to a Loan in another Digital Currency and/or Dollars.

(g) Non-Business Days

If the due date of any payment under this Agreement would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day and, in the case of any payment accruing Fees such Fees shall be payable for the period of such extension.

(h) Computations

Redaction: Confidential information related to Confirmation Protocol deadline.

Fees shall be computed on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which payable. For purposes of calculating Fees, Digital Currencies shall be deemed to have been Transferred by one party to the other when the applicable Confirmation Protocol for the relevant Digital Currency has been completed. If the requirements of the Confirmation Protocol are not met by [redacted], the Transfer shall be deemed to have been made on the following Business Day. Calculation of Fees shall be based on the date when the relevant Transfer is deemed to have occurred.

(i) Taxes

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[redacted]

IV. Collateral Requirements

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Redaction: Confidential information related to margin call conditions.

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Redaction: Confidential information related to the margin refund conditions in favour of the Borrower.

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(d) Default or Failure to Return Loan

In the event that Borrower does not return the Borrowed Asset relating to a Loan upon Termination of such Loan or due to the occurrence of an Event of Default (as such term is defined pursuant to this Agreement), Lender shall transfer that portion of the Collateral from the Collateral Account to Lender's operating account necessary for the payment of any liability or obligation or indebtedness created by this Agreement, including, but not limited to using the Collateral to purchase Digital Currency to replenish Lender's supply of the relevant Digital Currency or to purchase Dollars to replenish Lender's supply of the same.

(e) Return of Collateral

Upon Borrower's redelivery of the Loan and acceptance of Lender of the Borrowed Digital Currency into Lender's wallet address as provided herein, with such delivery being confirmed on the relevant Digital Currency blockchain ten (10) times, Lender shall initiate the return of Collateral to a bank account in the name of Borrower or any Digital Currency posted as collateral to the Borrower's wallet address. Borrower's return of any loaned Digital Currency must satisfy Galaxy's Bank Secrecy Act and Anti-money Laundering obligations.

(f) Cross-Defaults

The occurrence of an Event of Default with respect to a single Loan under this Agreement or under any other Master Digital Currency Loan Agreement between the parties shall constitute an Event of Default with respect to all outstanding Loans under this Agreement.

V. Hard Fork

(a) Notification

In the event of a Hard Fork or an Airdrop in the blockchain for any loaned Digital Currency or Collateral, Lender shall provide email notification to Borrower.

(b) No Immediate Termination of Loans Due to Hard Fork

In the event of a Hard Fork or an Airdrop with regards to any loaned Digital Asset or Collateral, any outstanding Loans will not be immediately terminated.

(c) Redelivery of Borrowed Digital Currency

[redacted]

For purposes of this agreement, a Hard Fork or Airdrop will have been deemed to have occurred [redacted] conditions are met:

- *Hash Power*: [redacted]
- *Market Capitalization*: [redacted]

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[redacted]

- *24-Hour Trading Volume*: [redacted]

- *Wallet Compatibility*: [redacted]

[redacted]

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[redacted]

VI. **Representations and Warranties.**

(a) The Borrower represents to the Lender on the date hereof and on the date of each Loan Request made to the Borrower hereunder that this Agreement has been duly and validly authorized, executed and delivered on behalf of the Borrower and constitutes the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors' rights generally and subject to the availability of

equitable remedies) and will not contravene (a) the constitutive documents of Borrower, (b) any Applicable Law, and (c) any judgment, award, injunction or similar legal restriction.

(b) Each party represents that no license, consent, authorization or approval or other action by, or notice to or filing or registration with, any Governmental Authority (including any foreign exchange approval), and no other third-party consent or approval, is necessary for the due execution, delivery and performance by such party of this Agreement or for the legality, validity or enforceability thereof against such party.

(c) Each party hereto represents and warrants that it has not relied on the other for any tax or accounting advice concerning this Agreement and that it has made its own determination as to the tax and accounting treatment of any Loan or any Digital Currency or funds received hereunder.

(d) Lender represents and warrants that it has or will have at the time of transfer of any Digital Currency, the right to lend such Digital Currency subject to the terms and conditions hereof, that it owns the Digital Currency, free and clear of all liens and that the Digital Currency has been acquired in accordance with all Applicable Laws.

(e) Borrower represents and warrants that it has or will have at the time of return of any Digital Currency, the right to transfer such Digital Currency subject to the terms and conditions hereof, and, free and clear of all Liens and encumbrances other than those arising under this Agreement and that the Digital Currency that it will return has been acquired in accordance with all Applicable Laws.

(f) Borrower represents and warrants that it is an "eligible contract participant" as such term is defined in the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

(g) Lender represents and warrants that it is an "eligible contract participant" as such term is defined in the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

(h) The Borrower and Galaxy acknowledge and agree that (i) Custodian is a "securities intermediary" within the meaning of Article 8 of the Uniform Commercial Code, as in effect in the State of Delaware (the "DEUCC"), and is acting in such capacity with respect to any Loan pursuant to this Agreement, (ii) any accounts utilized for purposes of this Loan Agreement, including but not limited to any Digital Currency Address, shall be deemed to be a "securities account" within the meaning of Article 8 of the DEUCC, (iii) all property and assets held in or credited from time to time in any securities account (including without limitation Digital Assets and Dollars) will be treated as "financial assets" for purposes of Article 8 of the DEUCC, and (iv) Galaxy's "securities intermediary's jurisdiction" within the meaning of Article 8 of the DEUCC is Delaware.

VII. Default.

It is further understood that the following defaults shall constitute events of default hereunder and are hereinafter referred to as an “Event of Default” or “Events of Default”:

(a) the failure of the Borrower to return any Borrowed Amount or pay any Borrow Fees when due hereunder;

(b) a material default in the performance by Borrower of any of the other agreements, conditions, covenants, provisions or stipulations contained in any of the Loan Documents;

(c) any failure of the Borrower to provide Additional Collateral pursuant to the terms of this Agreement;

(d) any failure of the Borrower to pay Lender with regards to either a Hard Fork or an Airdrop pursuant to the terms of this Agreement;

(e) Borrower consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, or reorganizes, reincorporates or reconstitutes into or as another entity and, at the time of such consolidation, amalgamation, merger, transfer, reorganization, reincorporation or reconstitution the resulting, surviving or transferee entity fails to assume all the obligations of Borrower under this Agreement;

(f) any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors or dissolution proceedings shall be instituted by or against the Borrower and shall not be dismissed within thirty (30) days of their initiation; or

(g) any representation or warranty made in any of the Loan Documents proves to be untrue in any material respect as of the date of making or deemed making thereof.

VIII. <u>Other Default Events.</u>

(a) <u>Regulatory</u>

Borrower (i) fails to obtain, (ii) loses, (iii) has withdrawn from it or (iv) fails to obtain renewal of any necessary license or regulatory authorization from any relevant Governmental Authority, which results in Borrower becoming prohibited from operating its business or entering into or performing any Loan under this Agreement.

(b) <u>Government</u>

(i) Borrower (1) becomes subject to or is a defendant in any investigation, proceeding or action relating to, (2) is indicted for or (3) is convicted of (x) any felony or (y) any other crime or potential

crime relating to securities, investment management or Virtual Currency Transactions or involving fraud or breach of trust; (ii) Borrower becomes subject to any regulatory or administrative investigation, proceeding, action or sanction of or by any Governmental Authority (as defined below); or (iii) Borrower returns any borrowed Digital Currency that does not satisfy Galaxy's Bank Secrecy Act and Anti-money Laundering obligations.

(c) Change in Law

After a Loan is entered into, (i) due to the adoption of or any change in any applicable law or regulation (including, without limitation, any tax law), or (ii) due to the promulgation of or any change in the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law or regulation (including any action taken by a taxing authority), a party to such Loan determines in good faith that such Loan has become illegal.

(d) Decline in Net Asset Value

Borrower's Net Asset Value as of the last Business Day of any calendar month declines by 25% or more from Borrower's Net Asset Value as of the last Business Day of the immediately preceding calendar month; (ii) Borrower's Net Asset Value as of the last Business Day of any calendar month declines by 50% or more from Borrower's Net Asset Value as of the last Business Day of the third calendar month immediately preceding such day; or (iii) Borrower's Net Asset Value declines by 50% or more from Borrower's Net Asset Value as of the last Business Day of any calendar month in the immediately preceding calendar year; or

(e) Failure to Deliver Requested Documents On Or Before Required Delivery Date

Borrower fails to deliver (i) a written statement of its Net Asset Value, (ii) its annual report, or (iii) other required documents specified in this Agreement, in each case on or before the required delivery date specified hereto, and such failure is not remedied within one (1) Business Day following notice from Lender of such failure.

IX. Remedies.

Upon the occurrence and during the continuation of any Event of Default or Other Default Event (referred to herein collectively as a "Default Event"), the Lender may, at its option, (a) immediately declare all Borrowed Amounts outstanding hereunder due and payable, (b) terminate this Agreement upon notice to Borrower, and (c) exercise all other rights and remedies available to the Lender hereunder, under applicable law, or in equity; provided, that upon any Default Event all Borrowed Amounts and the amount of any Fees then outstanding hereunder shall automatically become immediately due and payable.

X. Limitation of Liability.

EXCEPT FOR ACTS OR OMISSIONS THAT CONSTITUTE FRAUD, GROSS NEGLIGENCE

OR WILLFUL MISCONDUCT, OR AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS RESPECTIVE AFFILIATES, BENEFICIARIES, ASSIGNEES OR SUCCESSORS (BY ASSIGNMENT OR OTHERWISE) BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL DAMAGES, OR ANY PUNITIVE, EXEMPLARY, REMOTE, CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES, INCLUDING WITHOUT LIMITATION, LOSS OF REVENUE, LOST PROFITS, COST OF COVER OR OTHER SPECIAL DAMAGES, IN CONNECTION WITH, ARISING OUT OF, OR IN ANY WAY RELATED TO, THIS AGREEMENT OR ANY LOAN DOCUMENTS, OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY LOAN DOCUMENTS HERETO.

XI. Documents to be Delivered.

As soon as practicable after the execution of this Agreement, and within 150 calendar days after the end of each fiscal year, Borrower shall provide a copy of its annual report containing audited consolidated financial statements for each such fiscal year, certified by independent certified public accountants and prepared in accordance with generally accepted accounting principles in the country in which such party is organized.

Borrower shall also provide a copy of monthly statements that include Borrower's Net Asset Value (i) within five (5) Business Days after the end of each calendar month; and (ii) upon the occurrence of a Default Event.

XII. Rights and Remedies Cumulative.

No delay or omission by the Lender in exercising any right or remedy hereunder shall operate as a waiver of the future exercise of that right or remedy or of any other rights or remedies hereunder. All rights of the Lender stated herein are cumulative and in addition to all other rights provided by law, in equity.

XIII. Collection Costs.

In the event Borrower fails to pay any amounts due or to return any Borrowed Asset hereunder, the Borrower shall pay to the Lender upon demand all reasonable costs and expenses, including without limitation, reasonable attorneys' fees and court costs incurred by the Lender in connection with the enforcement of its rights hereunder.

XIV. Passwords and Security.

Each party is responsible for maintaining adequate security and control of any and all passwords, private keys, and any other codes that it uses to Transfer or receive Digital Currencies hereunder.

Each party will be solely responsible for the private keys that it uses to make the Transfers and maintaining secure back-ups. Each party will promptly notify the others of any security breach of its accounts, systems or networks as soon as possible. Each party will cooperate with the other party in the investigation of any suspected unauthorized Transfers or attempted Transfers using a party's account credentials or private keys, and any security breach of a party's accounts, systems, or networks, and provide the other party with the results of any third-party forensic investigation that it may undertake. Each party will be responsible for any unauthorized Transfers made utilizing its passwords, private keys, and any other codes it uses to make or receive Transfers.

XV. Governing Law; Dispute Resolution.

This Agreement is governed by, and shall be construed and enforced under, the laws of the State of New York applicable to contracts made and to be performed wholly within such State, without regard to any choice or conflict of laws rules. If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through negotiation it shall be finally resolved by arbitration administered in the County of New York, State of New York by the American Arbitration Association under its Commercial Arbitration Rules, or such other applicable arbitration body as required by law or regulation, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. If any proceeding is brought for the enforcement of this Agreement, then the successful or prevailing party shall be entitled to recover attorneys' fees and other costs incurred in such proceeding in addition to any other relief to which it may be entitled.

XVI. Notices.

Unless otherwise provided in this Agreement, all notices or demands relating to this Agreement shall be in writing and shall be personally delivered or sent by Express mail, certified mail (postage prepaid, return receipt requested), overnight courier, or electronic mail (at such email addresses as a party may designate in accordance herewith) to the applicable address set forth in **Exhibit A**.

XVII. Modifications.

All modifications or amendments to this Agreement shall be effective only when reduced to writing and signed by both parties hereto.

XVIII. Entire Agreement.

This Agreement and each exhibit referenced herein constitutes the entire Agreement among the parties with respect to the subject matter hereof and supersedes any prior negotiations, understandings and agreements.

XIX. Successors and Assigns.

This Agreement shall bind and inure to the benefit of the respective successors and assigns of each of the parties; provided, that Borrower may not assign this Agreement or any rights or duties hereunder without the prior written consent of Lender.

XX. Severability of Provisions.

Each provision of this Agreement shall be severable from every other provision of this Agreement for the purpose of determining the legal enforceability of any specific provision.

XXI. Counterpart Execution.

This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Agreement. Delivery of an executed counterpart of this Agreement by email or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by email or other electronic method of transmission also shall deliver an original executed counterpart of this Agreement but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

XXII. Relationship of Parties.

Nothing contained in this Agreement shall be deemed or construed by the parties, or by any third party, to create the relationship of partnership or joint venture between the parties hereto, it being understood and agreed that no provision contained herein shall be deemed to create any relationship between the parties hereto other than the relationship of Borrower and Lender.

XXIII. Term and Termination.

The Term of this Agreement shall commence on the date hereof for a period of one year, and shall automatically renew for successive one-year terms annually, unless either party provides notice of a desire to terminate the contract no less than ten (10) days prior to the end of such one-year period. The foregoing notwithstanding, this Agreement may be terminated as otherwise set forth in this Agreement, or upon 30 days' notice by either party to the other. For the avoidance of doubt, any Term Loans entered into prior to termination under this provision shall continue until the agreed upon Maturity Date.

In the event of a termination of this Agreement, all outstanding Loans shall be deemed terminated

and any loaned Borrowed Asset shall be redelivered immediately and any fees owed shall be payable immediately.

XXIV. Miscellaneous.

Whenever used herein, the singular number shall include the plural, the plural the singular, and the use of the masculine, feminine, or neuter gender shall include all genders. This Agreement is solely for the benefit of the parties hereto and their respective successors and assigns, and no other Person shall have any right, benefit, priority or interest under, or because of the existence of, this Agreement. The section headings are for convenience only and shall not affect the interpretation or construction of this Agreement. The parties acknowledge that the Agreement and any Loan is the result of negotiation between the parties which are represented by sophisticated counsel and therefore none of the Agreement's provisions will be construed against the drafter.

XXV. Confidentiality

All information provided by a party to the Agreement and/or its representatives (the "Relevant Party"), whether written or oral ("Confidential Information"), shall at all times be treated as confidential and proprietary to the Relevant Party. For this purpose, Confidential Information does not include information which (i) was or becomes generally available to the public other than as a result of disclosure by the other party to the Agreement or its representatives (the "Other Party"), (ii) was or becomes available to the Other Party on a non-confidential basis from a source other than the Relevant Party, provided that such source is not, to the knowledge of the Other Party, itself bound by a confidentiality agreement with the Relevant Party, or (iii) was in the Other Party's possession without any obligation of confidentiality prior to its disclosure by the Relevant Party. Notwithstanding any provision herein to the contrary, the Other Party may disclose Confidential Information to the extent expressly compelled by applicable law or order issued by any administrative, governmental, regulatory, or judicial authority with competent jurisdiction. Upon the termination or expiration of this Agreement, or upon a Relevant Party's request, the Other Party will return or destroy such Confidential Information without maintaining a copy of such Confidential Information, except that the parties (i) may retain copies of Confidential Information in accordance with bona fide internal document retention policies and procedures or other bona fide policies and procedures implemented to comply with legal and regulatory requirements; and (ii) shall not be obligated to delete or erase any Confidential Information contained in an archival computer system backup that cannot be accessed by end users or expunged without considerable effort. Any Confidential Information that is not returned or destroyed shall remain confidential in accordance with the terms and conditions of this Agreement.

[*signature page follows*]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date first above written.

LENDER:

GALAXY DIGITAL LLC

By: ______________________

Name: Jason Urban

Title:

BORROWER

BACKBONE HOSTING SOLUTIONS INC.

By:______________________

Name: Jeffrey Lucas

Title: Chief Financial Officer

EXHIBIT A
NOTICE INFORMATION

The following Notice Information is applicable to the Revolving Credit Agreement (the "Agreement") entered into between BACKBONE HOSTING SOLUTIONS INC. ("Borrower") and GALAXY DIGITAL LLC on December 30, 2021.

Authorized Agents Appointed by Borrower.

Name: Geoffrey Morphy
Email: gmorphy@bitfarms.com

Name: Jeffrey Lucas
Email: jlucas@bitfarms.com

Name: Nathaniel Port
Email: nport@bitfarms.io

Borrower may change its Authorized Agents by notice given to Lender at: [redacted]

Lender Designated Email Address for Receipt of Lending Requests:

Redaction: Private and confidential information related to identity of the Lender.

[redacted]

Borrower Notice Information for Margin Call Notices and related issues:

Name: Backbone Hosting Solutions Inc.
c/o Bitfarms Ltd.
Address: 9160 Boulevard Leduc, Suite 312
Brossard, Quebec, J4Y 0E6
Attn: Nathaniel Port & Jeffrey Lucas
Email: nport@bitfarms.io ; jlucas@bitfarm.io

Lender Notice Information for Margin Refund Notices and related issues:

Name: Backbone Hosting Solutions Inc.
c/o Bitfarms Ltd.
Address: 9160 Boulevard Leduc, Suite 312
Brossard, Quebec, J4Y 0E6
Attn: Nathaniel Port & Jeffrey Lucas

Email: nport@bitfarms.io ; jlucas@bitfarm.io

Legal Notice Information for Borrower and Lender:

For Borrower:

Name: Backbone Hosting Solutions Inc.
c/o Bitfarms Ltd.
Address: 9160 Boulevard Leduc, Suite 312
Brossard, Quebec, J4Y 0E6
Attn: Nathaniel Port
Email: nport@bitfarms.io

With a copy sent to:

Name: Peterson McVicar LLP
Address: 18 King Street East, Suite 902
Toronto, ON M5C 1C4
Attn: Dennis Peterson
Email: dhp@petelaw.com

Redaction: Private and confidential information related to identity of the Lender.

For Lender:
Galaxy Digital LLC
[redacted]

Either party may change its address by giving the other party written notice of its new address using the Legal Notice Information above.

EXHIBIT B
FORM OF LOAN
TERM SHEET

This Loan Term Sheet dated December 30, 2021, incorporates all of the terms of the Revolving Credit Agreement entered into by BACKBONE HOSTING SOLUTIONS INC. ("Borrower") and GALAXY DIGITAL LLC ("Galaxy") on December 30, 2021, as amended from time to time, and the following specific Loan terms:

Borrower:	BACKBONE HOSTING SOLUTIONS INC.
Lender:	GALAXY DIGITAL LLC
Currency:	US dollars
Amount of Currency:	60,000,000
Borrow Fee:	10.75%
[redacted]	[redacted]
Facility Term:	Open
Loan/Draw Type:	Term
Loan/Draw Term:	6 months
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]
[redacted]	[redacted]

Redaction: Confidential information related to the Lender.

BACKBONE HOSTING SOLUTIONS INC.

By:______________________
Name: Jeffrey Lucas
Title: Chief Financial Officer

GALAXY DIGITAL LLC

By: ________________
Name: Jason Urban
Title:

EXHIBIT C
TERMS OF CREDIT

LOAN ASSET	MAXIMUM LIMIT
USD	$100,000,000